FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release	November 7, 2005

Yamana reports net earnings of $3.2 million for the third Quarter 2005.

 (all figures in US$ unless otherwise stated)

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) reports net earnings of $3.2 million for the third Quarter 2005.

The Company recorded net earnings for the quarter ended September 30, 2005 of $3.2 million or $0.02 per share. This compares to net earnings of $6,000 for the comparative quarter ended September 30, 2004 or $0.00 per share.

The Company recorded revenue in the amount of $10.7 million for the quarter ended September 30, 2005 from the sale of 24,946 ounces of gold from the Fazenda Nova and the Fazenda Brasileiro mines.

Mine operating earnings for the quarter were $1.5 million compared to mine operating earnings of $0.6 million for the quarter ended June 30, 2005 and $2.8 million for the comparative quarter ended September 30, 2004. Mine operating earnings on a year-to-date basis were $3.6 million for the nine months ended September 30, 2005 compared to $10.3 million for the comparative 10 month period ended September 30, 2004. Mine operating earnings for the quarter consist of earnings from the Fazenda Brasileiro and the Fazenda Nova mines.

Net earnings for the quarter include a foreign exchange gain in the amount of $4.7 million, interest income of $1 million, general and administrative expenses of $2.2 million and an income tax expense of $1.4 million.

The exchange gain of $4.7 million arises primarily from the Company’s decision to hold higher levels of Reais and Canadian dollars rather than US dollars. During the quarter, the Company transferred US$70 million into Brazil and converted it into Brazilian Reais. This created a net monetary asset position in Brazil that resulted in a foreign exchange gain for the quarter on the translation of that amount to US dollars at the period end exchange rate.

The Company took advantage of the high interest rates in Brazil, earning interest income at an average rate of 19.6% during the quarter on cash held in Brazil. Total interest and other business income for the quarter was $1 million compared to $140,000 for the quarter ended June 30, 2005.

The Company has not hedged its currencies. However, the Company has adopted a policy of holding funds in Reais as a means of mitigating the effects of the appreciation of the Real as against the US dollar as most of its costs are incurred in Reais. The Company earns interest in Reais denominated accounts at rates that are among the highest in the world and the interest earned on these funds offsets some of the effects from the appreciation of the Real as against the US dollar.

General and administrative costs for the quarter were $2.2 million, representing a decrease of 8% relative to the prior quarter ended June 30, 2005. General and administrative costs for the comparative quarter ended September 30, 2004 were $1.6 million.

As the Real continued to strengthen during the quarter, an income tax expense arose on the revaluation of the US dollar denominated inter-corporate debt. The tax expense was offset by the recognition of a tax asset during the quarter from Brazilian tax losses. The income tax provision for the quarter was $1.4 million comprised of current income tax recovery of $0.5 million and a future income tax expense of $1.9 million.

Cash and cash equivalents at the end of the period were $107.8 million reflecting the release from escrow of $70 million of the proceeds under the $100 million loan facility and the net proceeds of $48.5 million on the warrant early conversion program in August 2005. Subsequent to the quarter end, the remaining $30 million of proceeds advanced under the loan facility were released from escrow, transferred to Brazil and converted to Brazilian Reais.

Also, subsequent to the quarter end, the Company closed a C$130 million equity financing. This brought the Company’s cash and cash equivalents balance to $222 million as at October 16, 2005.

Cash flow generated from operations was $6.5 million before working capital changes and $3.4 million after non-cash working capital changes for the quarter ended September 30, 2005. This compares to $3 million for the comparative quarter ended September 30, 2004 after changes of $0.9 million to non-cash working capital items. Cash flow from operations on a year-to-date basis was $5.0 million compared to $8.4 million for the comparative ten month period ended September 30, 2004.

Production increased from the prior quarter both at the Fazenda Nova Mine and the Fazenda Brasileiro Mine. Total production for the quarter was 30,955 including commercial production of 29,922 ounces at combined cash costs of $291 per ounce which is below combined cash costs for the previous quarter. Production for the quarter was comprised of 10,364 ounces from the Fazenda Nova Mine and 19,558 ounces from the Fazenda Brasileiro Mine. An additional 1,033 ounces were produced at the São Francisco pilot plant.

Total production on a year-to-date basis including pre-operating production from the Fazenda Nova Mine and production from the São Francisco pilot plant was 83,810 ounces. Commercial production on a year-to-date basis was 72,800 ounces at combined cash costs of $291 per ounce of which 16,040 ounces was produced from the Fazenda Nova Mine and 56,760 ounces was produced from the Fazenda Brasileiro Mine.

The following chart summarizes commercial production and cash costs per ounce for the quarter ended September 30, 2005:

	Quarter ending September 30, 2005		Quarter ending September 30, 2004
	Production (oz.)	Cash costs per oz.	Production (oz.)	Cash costs per oz.

Fazenda Nova	10,364	$ 215	-	$ -
Fazenda Brasileiro	19,558	$ 332	23,214	$ 215
TOTAL COMMERCIAL PRODUCTION	29,922	$ 291	23,214	$ 215
Fazenda Nova Pre-operating	-	$ -	104	$ -
São Francisco Pilot Plant	1,033	$ -	1,157	$ -
TOTAL PRODUCTION	30,955	$ -	24,475	$ -

	For the nine months ended September 30, 2005		For the ten months ended September 30, 2004
	Production (oz.)	Cash costs per oz.	Production (oz.)	Cash costs per oz.
Fazenda Nova	16,040	$ 233	-	$ -
Fazenda Brasileiro	56,760	$ 308	83,257	$ 208
TOTAL COMMERCIAL PRODUCTION	72,800	$ 291	83,257	$ 208
Fazenda Nova Pre-operating	7,379	$ -	104	$ -
São Francisco Pilot Plant	3,631	$ -	2,251	$ -
TOTAL PRODUCTION	83,810	$ -	86,012	$ -

Average cash costs at the Fazenda Nova Mine declined from $265 per ounce during the quarter ended June 30, 2005 to $215 per ounce during the quarter ended September 30, 2005. This represents a decrease of 19% despite a 5.6% increase in the Real vis-à-vis the US dollar during the quarter. Cash costs were $169 per ounce for the month of September. The reduction in cash costs per ounce is accounted for by increased in production and a reduction in Reais denominated costs from cost reduction measures, offset by an increase in exchange rates with a strengthened Brazilian currency during the quarter.

Cash costs for the quarter at the Fazenda Brasileiro Mine were in line with a mine of its stage of operations at $332 per ounce. However, cash costs incurred in Reais were below those of the prior quarter and consistent with the prior quarter’s US dollar reported costs as the US dollar further weakened against the Real. Reais denominated cash costs per ounce decreased by 4.4% during the quarter due to the implementation of cost control measures.

Capital expenditures for the quarter on property, plant and equipment and mineral properties were $51 million, of which $43 million was spent on the construction of the São Francisco project and the Chapada copper-gold project (net of the change in accounts payable and accrued liabilities) and $4.3 million was spent on exploration.

Construction of the São Francisco Mine is near completion. Start-up of mine operations is expected in late 2005. Average annual production from the São Francisco Mine is targeted at 108,000 ounces with an initial mine life of approximately 7½ years. Almost all of the capital costs for the construction of the São Francisco Mine are denominated in Brazilian Reais. Total estimated capital cost estimate of R$165.3 million is in line with the range of capital costs as shown in the feasibility study.

Considerable advancements have been made in the construction of the Chapada copper-gold Mine, with commencement of production expected in the fourth quarter of 2006. Production from the Chapada copper-gold Mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for the first five years of operation. Total life of mine production is forecast at 2.0 billion pounds of copper and 1.3 million ounces of gold.

Subsequent to the quarter end, the Company implemented a copper hedging program to help secure a less than two year payback at its Chapada copper-gold Mine, to increase cash flow from feasibility study levels without removing the upside from significantly higher copper prices and to mitigate against certain cost increases primarily resulting from the appreciation of the Brazilian currency to the US dollar by increasing forecast revenue.

The hedging program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007, representing about one half of planned copper production for that year. The program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby providing further upside in the event that copper prices exceed that threshold level. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound.

The copper hedging program will increase the value of the Chapada copper-gold Mine and thereby the net asset value per share of the Company and will better position the Company as a significant gold producer as copper will be monetized into cash that will be available for development and acquisition of other gold projects. Gold production at the Chapada copper-gold Mine will remain unhedged ensuring that the Company fully participates in any future increases in gold prices.

The third quarter was also highlighted by strong exploration results. Exploration during the quarter focused on advancing three new mineral properties, C1 Santa Luz on the Itapicuru Greenstone Belt region, São Vicente and Ernesto on the Santa Elina Gold Belt region. The Company believes that C1 Santa Luz and Ernesto merit scoping and feasibility studies and that São Vicente merits an updated feasibility study.

A reserve estimate at the Fazenda Brasileiro Mine as at August 31, 2005 revealed an increase of 122,000 ounces in resources from the beginning of the year. Measured and indicated resources (including reserves) as at August 31, 2005 were 509,300 ounces and inferred resources were 103,600 ounces. An aggregate of 56,760 ounces were produced during the nine months ended September 30, 2005. The new reserve and resource estimate supports a mine life of another six years at current production levels. The objective at the Fazenda Brasileiro Mine is to continue to add resources and convert resources to reserves to provide production levels of approximately 90,000 ounces per year.

The complete financial statements and management and discussion analysis for the third quarter ended September 30, 2005 follow this announcement.

A conference call and audio webcast has been schedule for November 8, 2005 at 11:00 a.m. E.S.T. to discuss the third quarter results.

Conference Call Information:
Local and Toll Free (North America):	800-814-4857
International:	+1 416-644-3426
Participant Audio Webcast:	www.yamana.com

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Chuck Main Chief Financial Officer (416) 945-7354 E-mail: cmain@yamana.com

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Management’s Discussion and Analysis of Operations and Financial Condition
(US dollars, in accordance with Canadian GAAP)

A cautionary note regarding forward-looking statements and non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Change in Year End

The year end of the Company was changed from February 28/29 to December 31. As such, the third quarter for the current fiscal year is for the three month period ended September 30, 2005 with comparative figures for the three month period ended September 30, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period Ending
Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004 (ii)
Q4	December 31, 2005	December 31, 2004 (iii)

(i)	Four month period; seven months year-to-date
(ii)	Three month period; ten months year-to-date
(iii)	Three month period; ten months year-to-date

Highlights

Overview of Financial Results

The overview of financial results is set forth in the preceding press release.
The table below presents selected quarterly financial and operating data:

	Sep. 30, 2005	Jun. 30, 2005	Mar. 31, 2005	Dec. 31, 2004
Financial results (in thousands of dollars)
Revenue (i)	$10,749	$10,785	$7,850	$10,305
Net earnings(loss)for the period	$3,246	$(7,576)	$292	$804

Per share financial results
Basic and diluted earnings (loss) per share	$0.02	$(0.06)	$0.00	$0.01

Financial Position (in thousands of dollars)
Total assets	$345,206	$289,433	$177,902	$177,106
Total long-term liabilities	$118,557	$113,586	$8,924	$9,572

Gold sales (ounces): (iii)
Fazenda Brasileiro	16,137	18,131	18,549	23,982
Fazenda Nova	8,809	7,426	-	-
	24,946	25,557	18,549	23,982

Gold production (ounces):

Commercial production: Fazenda Brasileiro	19,558	18,143	19,059	20,854
Fazenda Nova	10,364	5,676	-	-
	29,922	23,819	19,059	20,854
Pre-operating production:
Fazenda Nova	-	2,150	5,229	2,745
São Francisco pilot plant	1,033	1,376	1,222	846
	1,033	3,526	6,451	3,591
Total production	30,955	27,345	25,510	24,445

Non-GAAP Measures (iv)

Per ounce data:
Cash costs per ounce produced: (ii),(iii)
Fazenda Brasileiro
As previously reported	$	NA	$	NA	$272	$234
Reclassification		NA		NA	(9)	(10)
		$332		$330	$263	$224
Fazenda Nova		$215		$265	$-	$-
		$291		$314	$263	$224

Average gold price realized: (i),(iii)
Fazenda Brasileiro		$436		$426	$427	$434
Fazenda Nova		$433		$427	$-	$-
		$435		$426	$427	$434

Operating statistics(iii)
Gold ore grade (g/t):
Fazenda Brasileiro		2.47		2.33	2.66	2.82
Fazenda Nova		0.86		0.90	-	-

Gold recovery rate (%):
Fazenda Brasileiro		89.6		89.6	90.4	92.5
Fazenda Nova		78.0		83.0	-	-

	Sep. 30, 2004	Jun. 30, 2004	Feb. 29, 2004	Nov. 30, 2003

Financial results (in thousands of dollars)
Revenue (i)	$8,827	$13,166	$10,453	$9,359
Net earnings (loss) for the period	$6	$1,973	$639	$2,113

Per share financial results
Basic and diluted earnings (loss) per share	$0.00	$0.02	$0.01	$0.03

Financial Position (in thousands of dollars)
Total assets	$101,196	$96,363	$93,948	$72,809
Total long-term liabilities	$8,145	$7,240	$7,657	$7,290

Gold sales (ounces): (iii)
Fazenda Brasileiro	22,246	33,594	26,617	23,373

Gold production (ounces):

Commercial Production:
Fazenda Brasileiro	23,214	34,099	25,944	27,127
Pre-operating Production:
Fazenda Nova	104	-	-	-
São Francisco pilot
plant	1,157	1,211	283	1,050
	1,261	1,211	283	1,050

Total production (iv)	24,475	35,310	26,227	28,177

Non-GAAP Measures

Per ounce data:
Cash costs per ounce produced:(ii),(iii)
Fazenda Brasileiro
As previously Reported	$225	$196	$213	$220
Reclassification	(10)	(8)	(9)	(9)
	$215	$188	$204	$211

Average gold price realized: (i), (iii)
Fazenda Brasileiro	$401	$396	$407	$400

Operating statistics (iii)
Gold ore grade (g/t):
Fazenda Brasileiro	3.07	3.44	3.50	3.36

Gold recovery rate(%):
Fazenda Brasileiro	92.4	95.5	95.3	95.5

(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii) Certain mine general and administrative costs have been reclassified from mine operating earnings and cash costs to general and administrative expenses.

(iii) Commercial production.

(iv) A cautionary note regarding non-GAAP measures follows this Management’s Discussion and Analysis of Operations and Financial Condition.

Mine Operations

Mine operating earnings for the quarter ended September 30, 2005 were $1.5 million, an increase of 150% from the quarter ended June 30, 2005. This compares to mine operating earnings of $2.8 million for the comparative quarter ended September 30, 2004. Mine operating earnings for the quarter consisted of earnings from the Fazenda Nova Mine and from the Fazenda Brasileiro Mine.  Mine operating earnings on a year-to-date basis (9 months) were $3.6 million compared to $10.3 million for the comparative ten month period ended September 30, 2004.
A total of 30,955 ounces of gold were produced during the quarter, including commercial production of 29,922 ounces at combined cash costs of $291 per ounce. This compares to 27,345 ounces produced during the quarter ended June 30, 2005 of which 23,819 ounces were commercial production. Combined cash costs declined during the quarter from $314 per ounce for the quarter ended June 30, 2005 to $291 per ounce for the current quarter notwithstanding the strengthening of the Real as production volume increased at the Fazenda Nova Mine and cost control measures were implemented at the Fazenda Nova and the Fazenda Brasileiro mines.
Of the 30,955 ounces produced during the quarter, 10,364 ounces were from the Fazenda Nova Mine at an average cash cost of $215 per ounce, 19,558 ounces were from the Fazenda Brasileiro Mine at an average cash cost of $332 per ounce and 1,033 ounces were from the São Francisco pilot plant. These cost levels compare favourably for the Fazenda Brasileiro Mine from the previous quarter and represents a significant reduction for the Fazenda Nova Mine.
      During the comparative quarter ended September 30, 2004, a total of 23,214 ounces of gold were produced from the Fazenda Brasileiro Mine at an average cash cost of $215 per ounce and 1,261 ounces were produced from pre-operating activities of which 104 ounces were produced from the Fazenda Nova Mine and 1,157 ounces of gold were produced from the São Francisco pilot plant.

Year-to-date production was 83,810 ounces of gold of which 72,800 ounces were produced after the declaration of commercial production at a weighted average cash cost of $291 per ounce.
Revenue for the quarter ended September 30, 2005 was $10.7 million from the sale of 24,946 ounces of gold compared to revenue of $8.8 million from the sale of 22,246 ounces of gold for the comparative quarter ended September 30, 2004. Revenue for the quarter consisted of ounces of gold sold from the Fazenda Nova Mine and from the Fazenda Brasileiro Mine. Revenue for the comparative quarter ended September 30, 2004 consisted only of ounces sold from the Fazenda Brasileiro Mine.
For the nine months ended September 30, 2005 revenue was $29.4 million compared to $32.4 million for the comparative ten month period ended September 30, 2004.
Inventory as at September 30, 2005 was $8.5 million compared to $5.9 million as at December 31, 2004 and $7.3 million as at June 30, 2005. Inventory increased during the quarter as more ore was stacked on the heap leach pads at the Fazenda Nova Mine. In addition, there were no sales from the Fazenda Nova Mine and the Fazenda Brasileiro Mine in the latter part of September in order to reduce transportation costs.
Of the total inventory on hand as at September 30, 2005, $2.7 million consisted of supplies and materials, $3.3 million of product inventories and $2.5 million of in-circuit and gold in-process inventory. Inventory as at September 30, 2005 consisted of 8,489 ounces of gold at the Fazenda Brasileiro Mine, 10,242 ounces of gold at the Fazenda Nova Mine and 701 ounces at the São Francisco pilot plant. Of these ounces, 5,400 ounces were included in Bullion inventory.

Fazenda Nova Mine

The Fazenda Nova Mine continued to develop as expected with higher volume of production in its second quarter of commercial production. A total of 10,364 ounces of gold were produced during the quarter compared to 7,826 ounces during the quarter ended June 30, 2005, an increase of 32%. The Fazenda Nova Mine was in the preproduction phase during the comparative quarter ended September 30, 2004 and only a nominal 104 ounces of gold were produced during that period. Commercial production for The Fazenda Nova Mine was declared effective May 1, 2005.
Gold production from the Fazenda Nova Mine is forecast at 26,000 to 27,000 ounces for fiscal 2005. The rainy season which normally starts in November may affect production and unit costs for the fourth quarter.
      An aggregate of 480,000 tonnes of ore was stacked on the heap leach pads during the quarter. This compares to 394,000 tonnes during the quarter ended June 30, 2005, an increase of 22%.
  With an increase in volume and cost control measures, total cash costs for the quarter ended September 30, 2005 were $215 per ounce. Cash costs have steadily decreased during the quarter at an average of $169 per ounce during the month of September compared to an average of $265 per ounce during the quarter ended June 30, 2005. This occurred despite the strengthening of the Real to the US dollar from an average of 2.482 during the quarter ended June 30, 2005 to 2.342 during the quarter ended September 30, 2005, a 5.6% increase.

One of the operating efficiency measures implemented during the quarter at the Fazenda Nova Mine is a coarser grind whereby volume throughput is increased and unit costs decreased. This is intended to maintain the level of total recovered gold ounces at lower unit costs notwithstanding lower recovery rates than in the feasibility study and an increase in the leaching period.
The following table summarizes cash cost per ounce at the Fazenda Nova Mine during the quarter ended September 30, 2005:

	Cash costs / oz.	Percent Monthly Change Increase (Decrease)
July	$273	-
August	205	(25%)
September	169	(18%)
Quarterly Average	$215

The following table summarizes the major components of total average cash costs per ounce for the Fazenda Nova Mine for the current period:

	Sept 30, 2005
	Cash costs / oz.	Percentage of cash costs / oz.
Mining	$77	36%
Crushing, agglomeration and stacking	70	33%
Leaching and solution neutralization	16	7%
Recovery plant	10	5%
General and administrative	18	8%
Other (i)	24	11%
Total	$215	100%

(i) Includes by-product revenues

The average ore grade for the quarter from the Fazenda Nova Mine was 0.86 g/t which is consistent with feasibility study grade expectations. This compares to 0.9 g/t during the quarter ended June 30, 2005.
Inventory at the Fazenda Nova Mine as at September 30, 2005 was 10,242 ounces of gold comprised of 3,636 ounces of product inventories and 6,606 ounces which were comprised of gold in-process and in-circuit inventory which includes approximately 4,600 ounces of gold on the heap leach pads.
      A total of 8,809 ounces were sold from the Fazenda Nova Mine during the quarter at an average sale price of $433 per ounce for gross sales of $3.8 million. This compares to 7,426 ounces sold during the quarter ended June 30, 2005 at an average sale price of $427 per ounce. There were no sales from the Fazenda Nova Mine during the comparative quarter ended September 30, 2004.

    Fazenda Brasileiro Mine

A total of 19,558 ounces of gold were produced during the quarter at an average cash cost of $332 per ounce. This compares to 18,143 ounces of gold produced during the quarter ended June 30, 2005, an increase of 8%. A total of 23,214 ounces of gold were produced during the comparative quarter ended September 30, 2004 at an average cash cost of $215 per ounce. Year-to-date production from the Fazenda Brasileiro Mine was 56,760 ounces of gold at an average cash cost of $308 per ounce.
Cash costs for the quarter were affected by a 5.6% increase in the Brazilian Real vis-à-vis the US dollar during the quarter. However, Real denominated cash costs per ounce decreased by 4.4% relative to the quarter ended June 30, 2005. This was accomplished through cost cutting measures that were implemented in September and the full effect of such measures should be realized in future periods. Such measures include manpower reductions, a move to Company drilling rather than contract drilling, increasing the proportion of parts purchased in Brazil and an increased focus on cost effective purchasing.
The following table summarizes the major components of total average cash costs per ounce for the Fazenda Brasileiro Mine:

	Sept 30, 2005 (3 months)		Sept 30, 2004 (3 months)
	Cash costs / oz.	Percentage of cash costs / oz.	Cash costs / oz.	Percentage of cash costs / oz.
Mining	$179	54%	$ 97	52%
Milling	98	30%	56	30%
General and admin	37	11%	24	13%
Other (i)	18	5%	11	5%
Total	$332	100%	$ 188	100%

(i) Includes by-product revenues

    A labour settlement was made with employees at the Fazenda Brasileiro Mine during the quarter whereby wages increased by 6%. Labour costs represented on average 33% of total costs at the mine prior to the settlement and are expected to represent on average 34% in future periods.
         The average plant recovery rate during the quarter was 89.6% which is consistent with that of the quarter ended June 30, 2005. An aggregate of 277,100 tonnes were milled during the quarter in comparison to 269,700 tonnes milled during the quarter ended June 30, 2005. The recovery rate for the comparative quarter ended September 30, 2004 was 92.4% on 254,000 tonnes of ore milled.
  Plant recovery rates continued to be affected by 16,500 tonnes of mill feed from carbonaceous ore from open pit material. Mining of open pit material will continue into the fourth quarter and processing of carbonaceous ore is expected to conclude by the end of January 2006.

   Production and recovery rates for the Fazenda Brasileiro Mine continued to be affected by the processing of lower grade ore while development of higher-grade ore zones continued. Mining of the C-Quartz orebody is expected to commence late in the fourth quarter of 2005 and is expected to account for approximately 20% of ore production in 2006 at grades that exceed current grades.
The average ore grade for the period was 2.47 g/t compared to 2.33 g/t during the quarter ended June 30, 2005 and 3.07 g/t during the comparative quarter ended September 30, 2004.
 In addition to building access to higher grade areas, a reserve estimate at the Fazenda Brasileiro Mine as at August 31, 2005 reveals an increase in resources from the beginning of the year of approximately 122,000 ounces. Measured and indicated resources (including reserves) as at August 31, 2005 were 509,300 ounces, plus inferred resources of 103,600 ounces. An aggregate of 56,760 ounces were produced for the nine month period ended September 30, 2005. The Fazenda Brasileiro Mine was purchased with a 2½ year reserve life. The new reserve and resource estimate supports a mine life of another six years at current production levels. The objective at the Fazenda Brasileiro Mine is to continue to add resources and convert resources to reserves to provide production levels of approximately 90,000 ounces per year.
Inventory as at September 30, 2005 at the Fazenda Brasileiro Mine consisted of approximately 8,500 ounces of gold of which 5,400 ounces were dore bars and the remaining 3,100 ounces were in-circuit inventory.
A total of 16,137 ounces of gold were sold from the Fazenda Brasileiro Mine at an average sale price of $436 per ounce for total gross revenue of $7 million compared to 22,246 ounces during the comparative quarter ended September 30, 2004 at an average sale price of $401 per ounce for total gross proceeds of $8.9 million. A total of 52,817 ounces of gold were sold during the nine month period ended September 30, 2005 from the Fazenda Brasileiro Mine at an average sale price of $430 per ounce.

Liquidity and Capital Resources

Cash and cash equivalents as at September 30, 2005 were $107.8 million compared to $38.2 million as at June 30, 2005 and $87.1 million as at December 31, 2004.
      The increase in cash during the quarter resulted from the release from escrow of $70 million in proceeds advanced under the $100 million loan facility. The $70 million released from escrow was transferred to Brazil and converted to Brazilian Reais at an average rate of R$2.35:US$1.00. As at September 30, 2005, cash in escrow consisted of $30 million proceeds advanced under the loan facility and $0.8 million of interest earned on those funds.
The funds held in escrow were for the benefit of the Company pending perfection and registration of security interests and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests in respect to São Vicente Mine and the São Francisco Mine. These funds were released in full subsequent to the quarter end. Interest payable on the $30 million balance was at the reduced rate of LIBOR plus 1.5% until the release of funds.

 The Company paid financing fees and accrued interest of $2.1 million in accordance with the terms of the loan facility on such release.
       Working capital as at September 30, 2005 was $105.5 million compared to $32.5 million as at June 30, 2005 and $88.9 million as at December 31, 2004.
 Cash flow generated from operations for the quarter was $3.4 million compared to $3 million for the comparative quarter ended September 30, 2004. Cash flow from operations on a year-to-date basis were $5 million compared to $8.4 million for the comparative ten month period ended September 30, 2004. Cash flow from operations for the quarter consists of operating results from the Fazenda Brasileiro and Fazenda Nova mines. Cash flow from operations for the quarter includes reductions in non-cash working capital items of $3 million and $2.6 million on a year-to-date basis. Operating cash flow for the quarter prior to changes in non-cash working capital items was $6.5 million compared to $3.9 million for the comparative period ended September 30, 2004.
Cash inflows from investing activities were $19 million for the quarter ended September 30 2005 and outflows of $130.9 million on a year-to-date basis. Cash flows from investing activities include a cash inflow from the net decrease of funds held in escrow of $69.5 million; comprised of $70 million of loan proceeds released from escrow minus interest earned during the quarter on the funds held in escrow. An aggregate of $51 million was spent during the quarter on capital items. These are summarized below:

(In millions)	Three months	Nine months
Construction of São Francisco (1)	$26	$40.90
Construction of Chapada (1)	16.9	37.2
Capitalized exploration	4.3	10.9
Capital expenditures at Fazenda Brasileiro	2.3	5.7
Capital expenditures at Fazenda Nova	1.2	1.8
Other	0.3	2.2
	$51.00	$98.70

(1) Net of accounts payable and accrued liabilities

Cash outflows from investing activities for the comparative quarter were $6.7 million and $20.8 million for the comparative ten month period ended September 30, 2004.
Subsequent to the quarter end, the Company purchased a portfolio investment in the amount of $2.3 million. Cash inflows from financing activities for the quarter ended September 30, 2005 were $47.2 million and consisted mainly of $48.6 million proceeds received on the issue of common shares which includes common shares issued related to the warrant early conversion program introduced in June 2005. In addition, an outflow of $1.4 million was incurred in respect of expenditures relating to the loan facility. There were no cash flows from financing activities during the comparative quarter ended September 30, 2004.

Cash inflows from financing activities on a year-to-date basis were $146.6 million compared to $20.2 million for the comparative ten month period ended September 30, 2004. Year-to-date financing inflows also include a $100 million loan facility to finance the construction of the Chapada copper-gold project and the warrant early conversion program completed in August 2005. As at September 30, 2005, a total of $4.1 million interest on the loan was accrued of which $1.5 million was capitalized to the principal as of June 30, 2005.

Equity

As at September 30, 2005, the Company had 165.3 million common shares outstanding compared to 122.3 million as at December 31, 2004. During the quarter, the Company issued a total of 41.8 million shares in connection with the early exercise of its publicly traded warrants. An additional 115,000 shares were issued on the exercise of stock options and share appreciation rights during the quarter.
As at September 30, 2005, the Company had a total of 5.3 million (December 31, 2004 - 43.4 million) share purchase warrants outstanding at a weighted average exercise price of Cdn$4.43 (December 31, 2004 - Cdn$1.78) per share and a weighted average life of 4.12 years (December 31, 2004 - 3.65 years).
During the quarter, the majority of the Company’s publicly traded warrants were exercised in connection with a management proposal made to warrant holders to exercise their warrants early. An aggregate of 40 million warrants were exercised at an exercise price of Cdn$1.50 per share representing approximately 98.3% of the total publicly traded warrants outstanding. This transaction provided total proceeds net of issue costs of approximately $48.5 million that otherwise would not have been available to the Company until July 2008. In connection with these exercises, the Company issued 41.3 million common shares (1.0356 common shares issued for each warrant exercised). The remaining 0.7 million warrants that were not exercised were automatically exchanged for an aggregate of 0.48 million common shares on the basis of 0.6793 of a common share for each warrant, which in effect provided a premium to the in-the-money value of the warrant. This exchange was made pursuant to the terms of the warrant indenture. Proceeds from the early exercise of the warrants are being used for the advancement of the Company’s mineral properties and for general corporate purposes.
Shareholders’ equity as at September 30, 2005 was $210.1 million compared to $160.3 million as at the fiscal year ended December 31, 2004.
      A total of 8 million (December 31, 2004 - 6.66 million) stock options were outstanding as at September 30, 2005 of which all were exercisable (December 31, 2004 - 6.54 million). Stock options outstanding as at September 30, 2005 had a weighted average exercise price of Cdn$2.67 per share (December 31, 2004 - Cdn$2.04 per share) and a weighted average life of 8.41 years (December 31, 2004 - 8.28 years). A total of 300,000 employee stock options were granted under the Share Incentive Plan for which a total expense of $0.3 million was recognized during the period with an off-setting credit to contributed surplus. An aggregate of 223,000 stock options were exercised during the quarter ended September 30, 2005.

   Subsequent to the quarter end, the Company completed an equity financing resulting in the issuance of 26 million common shares at a price of C$5.00 per share for total gross proceeds of $110.9 million (C$130 million). The Company plans to use the net proceeds of this financing for the advancement of its mineral properties, potential acquisitions and for general corporate purposes.

 General and Administrative Expenses

General and administrative expenses were $2.2 million for the quarter ended September 30, 2005 and $6.3 million for the nine month period ended September 30, 2005. This compares to $2.4 million for the quarter ended June 30, 2005, $1.6 million for the comparative quarter ended September 30, 2004 and $5.2 million for the comparative ten month period ended September 30, 2004. The increase in general and administrative expenses is a result of growing operations. The Company continues to build its infrastructure and personnel reflecting the construction of the São Francisco and Chapada projects.
The Company has reclassified mine general and administrative expenses from mine operating earnings to general and administrative expenses for the comparative period to conform with the decision to centralize various functions and share services among various properties.

Investment Income and Currency Hedging

The appreciation of the Real to the US dollar continued to be largely dependent on high interest rates in Brazil which attracted significant inflows of foreign capital. The Company transferred surplus cash balances into Brazil to take advantage of these high local rates as an offset to the impact of the strengthening Real on Real denominated costs. The Company earned interest income at an average rate of 19.6% on surplus cash during the quarter. An aggregate of $1 million of investment income was earned during the quarter of which $0.9 million was earned in Brazil. Cash held in Brazil as at September 30, 2005 was $65.2 million.

Foreign Exchange

  A foreign exchange gain of $4.7 million was recognized during the quarter ended September 30, 2005 and $3.4 million on a year-to-date basis. Of the $4.7 million exchange gain recognized during the quarter, approximately $1.3 million was recognized in Canada and the remaining $3.4 million was recognized in Brazil. A foreign exchange gain was recognized on a monetary net asset position both in Canada and in Brazil on the translation of monetary items to period end rates. This compares to a monetary net liability position as at June 30, 2005 in Brazil. A monetary asset position arose on the transfer of surplus cash into Brazil. The unrealized foreign exchange gain recognized on the foreign translation of excess cash held in Brazil was reduced by a foreign exchange loss on the translation of net monetary liability items.
A foreign exchange loss of $1 million was recognized for the quarter ended June 30, 2005 and an exchange gain of $1.4 million was recognized for the comparative quarter ended September 30, 2004. The Real-US dollar exchange rate as at September 30, 2005 was 2.222 compared to 2.3504 as at June 30, 2005.

The Company holds cash reserves in both Canadian and US dollars and in Brazilian Reais. As at quarter end, the Company held US$35.5 million, C$35 million and R$144.8 million. During this environment of a strong Real, the Company plans to hold the majority of its funds in Canadian dollars and Brazilian Reais. Subsequent to the quarter end, the Company plans to convert another significant portion of its cash balances to Brazilian Reais.
The Company’s revenues are denominated in US dollars. However, the Company’s expenses are incurred predominantly in Brazilian reais and to a lesser extent in Canadian and US dollars. Accordingly, fluctuations in the exchange rates could significantly impact the results of operation.

Income Taxes

The income tax provision on the consolidated financial statements for the quarter ended September 30, 2005 reflects a Brazilian income tax expense of $1.4 million. The Brazilian net tax expense is comprised of recoverable cash taxes in the amount of $0.5 million and a future income tax liability in Brazil of $1.9 million.
As the Real continued to strengthen vis-à-vis the US dollar, a future income tax expense of approximately $4.9 million arose during the quarter in Brazil on the revaluation of US dollar denominated inter-corporate debt. This debt is eliminated on consolidation. The Real increased in value vis-à-vis the US dollar by 5% from a rate 2.3504 as at June 30, 2005 to 2.222 as at September 30, 2005. Similarly, if the Real were to weaken against the US dollar, the Company would recognize a future income tax benefit on its consolidated financial statements on the revaluation of the US dollar denominated inter-corporate debt. The income tax expense will be reported from period to period and will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.
The future income tax expense recognized in Brazil for the quarter was offset by the recognition of Brazilian tax loss benefits.

    Contractual Commitments (in thousands)

Year	2005	2006	2007	2008	2009
Mine operating and
construction service
contracts	$42,210	$43,589	$2,756	$441	$-

  Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued directors’ fees of $38,000 during the three month period ended September 30, 2005 (September 30, 2004 - $36,000). These transactions were measured and recorded at the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

Contingency

During the period, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at September 30, 2005 of approximately $1.7 million including penalties. The Company has not recorded an accrual at September 30, 2005 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

Critical Accounting Policies and Estimates

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

• Closure and reclamation costs
Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

• Depletion and impairment of mineral properties
Depletion and impairment of mineral properties is impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

  • Reserve estimates
The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Development Projects Update

São Francisco

  Construction of São Francisco is near completion. A total of $26 million was expended during the quarter on the construction of São Francisco and a total of $40.9 million was expended year-to-date. Assets under construction for the São Francisco Mine were $48.6 million as at September 30, 2005.
Almost all of the capital costs for the construction of São Francisco are denominated in Brazilian Reais. Total estimated capital cost estimate of R$165.3 million is expected to be 14% above budget. This is due to higher steel prices, an extension of the power line and an increase in materials related to the intermediate stockpile for the crusher plant which was not contemplated in the feasibility study. A total of R$147 million are committed, including amounts paid, to date and expenditures of R$41.9 million are expected during the fourth quarter.
Completion of construction and start-up of operations is expected in late 2005 with the gravity circuits expected to commence at the beginning of December and the leaching and gold recovery system in January 2006.
Average annual production from São Francisco is targeted at 108,000 ounces with an initial mine life of approximately 7½ years.
      The Company has commenced a 15,000 metre infill drilling program largely along strike from the São Francisco mine to determine whether resources can be upgraded, thereby increasing reserves from the current estimate of 1.03 million ounces of gold. The Company’s goal is to establish a new mine life estimate for at least 10 years representing the addition of 2½ years on the initial mine life at estimated production rates contemplated in the feasibility study and mine plan for São Francisco. Completion of drilling is expected by the end of 2005 and a new reserve estimate is scheduled for release in early February 2006. Current resource estimates include 1.4 million ounces of measured and indicated resources plus an addition of 0.8 million ounces of inferred resources.

  Chapada Copper-Gold Project

Considerable advancements have been made in the construction of Chapada copper-gold Mine, with commencement of mining operations expected in the fourth quarter of 2006 as compared to the first quarter of 2007 as contemplated in the original construction schedule.
Construction costs expended during the quarter ended September 30, 2005 and on a year-to-date basis were $16.9 million and $37.2 million, respectively, bringing the total project cost (including capitalized items) to a total of $44.2 million. Total paid and committed costs to the end of September were R$272.8 million.
Forecast construction costs of R$425 million include a R$63 million contingency providing net forecast expenditures to complete construction of R$360 million. Of this, the Company anticipates that R$105 million and R$255 million will be spent in the remainder of 2005 and in 2006, respectively. While the Company presently has not absorbed into the contingency, there is no assurance that a portion of the contingency may be required due to the impact of the strength of the Real and cost escalation.
Accounts payable (excluding accrued liabilities) relating to the construction and development of Chapada were $1.3 million of which 98% were under 60 days as at September 30, 2005.
Most significant construction costs incurred during the period include the following:
•	Construction of the tailings dam and drainage system
•	Civil construction including the foundation of the mills
•	Construction of the camps
•	Erection of the temporary power line
•	Construction of the maintenance and administration buildings
•	Site preparation (completed)
•	Purchase of vehicles and machinery: conveyor system, belt feeders, concentrate thickener, cyclones, flotation columns and cells

Most significant construction contracts awarded during the quarter include the main Chapada substation and the high power transmission line.
The following table summarizes property, plant and equipment for the Chapada copper-gold project as included in the consolidated financial statements as at September 30, 2005:

    (in thousands)
Sept. 30, 2005				Dec. 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$396	$-	$396	$396
Machinery And equipment	33	12	21	22
Furniture and office equipment	13	11	2	3
	$442	$23	$419	$421
Assets under construction	44,168	-	44,168	3,221
	$44,610	$23	$44,587	$3,642

An aggregate of $70 million of the $100 million proceeds advanced under the loan facility entered into in April 2005 was released from escrow and the remaining $30 million was released subsequent to the quarter end. Interest expense and amortization of deferred financing fees is being capitalized to construction costs and will be amortized over the life of the loan facility.
Production from the Chapada copper-gold mine is forecast at an average of 130 million pounds payable copper and 134,000 ounces payable gold per year in concentrate for the first five years of operation and for total life of mine production of 2.0 billion pounds of copper and 1.3 million ounces of gold. Of the total gold production approximately 700,000 ounces is forecast in the first five years with 365,000 ounces of gold in the first two years. Production in the first two years is targeted at 290 million pounds payable copper. Production is expected to commence in the fourth quarter of 2006 and commercial production is expected before the end of the first quarter of 2007.
Subsequent to the quarter end, the Company implemented a copper hedging program that is intended to help secure a less than two year payback at its Chapada copper-gold Mine. The program provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007, representing about one half of planned copper production for that year.
This program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby providing further upside in the event that copper prices exceed that threshold level. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program requires no cash margin, collateral or other security from the Company. Moreover, the remaining 55 million pounds of copper production forecast for 2007 and all gold and remaining copper production remain unhedged.
This program increases the cash flow from Chapada from feasibility study levels without removing the upside from significantly higher copper prices. As such, it also mitigates against certain cost increases primarily resulting from the appreciation of the Brazilian currency to the United States dollar as it increases forecast revenue. It ensures that revenue from copper at the Chapada mine will be at much higher levels than assumed in the feasibility study and mine plan for the Chapada mine.
Benefits of the hedging program include:

•	Providing support for the payback of Chapada which at $1.00 per pound of copper price and $400 per ounce of gold price has a two year payback ;
•	Increasing the value of Chapada and thereby the net asset value per share of the Company;
•	Ensuring that the Company participates in higher copper prices especially for the balance of its copper production;
•	Ensuring that the Company fully participates in any increase in gold prices from its significant gold production at Chapada as no gold is being hedged;
•	Better positioning the Company and Chapada as a significant gold producer as copper is monetized into cash; and
•	As copper is monetized, that cash flow will be available for development and acquisition of other gold projects.

Exploration

A total of $4.3 million and $10.9 million were spent on exploration during the quarter and year-to-date, respectively. This compares to $4.1 million spent during the quarter ended June 30, 2005. During the quarter, a total of $1.8 million and $1.4 million was spent on exploration of the Rio Itapicuru Greenstone Belt region and the Santa Elina Gold Belt region (including São Vicente), respectively.
Exploration during the quarter focused on advancing three new potential mineral properties, C1 Santa Luz on the Itapicuru Greenstone Belt region, São Vicente and Ernesto on the Santa Elina Gold Belt region. Both C1 Santa Luz and Ernesto have been advanced to the point where management believes they merit scoping and feasibility studies and São Vicente merits an updated feasibility study.
A total of 40 holes for approximately 7,000 metres have been drilled to date at C1 Santa Luz. Assay results received, support the view that this property contains a mineral resource that would be sufficient to support a stand alone mine. The development plan for C1 Santa Luz contemplates a resource estimate and scoping study by the end of November 2005, a feasibility study by June 2006 and (assuming a positive feasibility study) commencement of construction by Summer of 2007.
  At São Vicente, a program of surface drilling, drift excavation and bulk sampling and underground drilling from drill stations established from the drift and extending into the ore body began earlier in 2005. São Vicente has a significant course gold effect similar to São Francisco and as such bulk sampling and underground drilling have been undertaken to better understand the true grade. Evidence from bulk samples to date suggests grades that will exceed drill indicated and reserve grades. In addition, drilling and bulk sampling results continue to support the view of a larger open pit operation than contemplated in the original feasibility study completed in May 2005 and a new concurrent underground operation. The development plan for São Vicente contemplates a feasibility study (including a new reserve estimate) by April, 2006 and (assuming a positive feasibility study) the commencement of construction by late Summer 2007.
A current drilling program at Ernesto supports the potential for Ernesto as a stand-alone mine. The Company believes Ernesto has the potential to be a high grade very shallow underground mine. The development plan for Ernesto contemplates a Scoping Study by March 2006, a Feasibility Study by late Summer 2006 and,(assuming a positive feasibility study) commencement of construction by early 2008.

The targeted production increase from these mineral properties would be approximately 200,000 ounces of copper year beginning in 2008. The Company’s strategic plan contemplates the construction of two new mines as construction at the Chapada copper-gold Mine is completed in 2006 and a third mine in 2007 once the construction of the first two is well under way. While current mine plans contemplate a stand alone mine and plant for each of São Francisco, São Vicente and Ernesto, certain administrative, accounting, supply chain and personnel functions would be carried out centrally, thereby reducing general and administrative costs for all these operations.
The Company continues to explore priority targets on its mineral concessions and expects to continue at current levels of spending. The Itapicuru Greenstone Belt north of The Fazenda Brasileiro Mine hosts a number of interesting targets including Mari, Serra Branca, M1, Vereda Grande, Sapateira and Bonsucesso, all included in the current year exploration program. In addition to these exploration initiatives, an aggregate of $0.6 million was spent on near mine exploration of the Fazenda Brasileiro Mine during the quarter.

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US dollar.
Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian reais and Canadian dollars and revenues are earned in US dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US dollar over short-term periods. Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Report and its Annual Information Form.

Changes in Accounting Policies

There were no changes in accounting policies during the period ended September 30, 2005.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2005 and December 31, 2004 and results of operations for the three month period ended September 30, 2005, for the three month period ended September 30, 2004 and for the nine month period ended September 30, 2005 and ten month period ended September 30, 2004. This Management’s Discussion and Analysis has been prepared as of November, 2005. The unaudited consolidated interim financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s and Discussion Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended September 30, 2005 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the period ended December 31, 2004 and the related annual Management’s Discussion and Analysis included in the most recent fiscal year’s Annual Report, and the most recent Annual Information Form on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

Cautionary Note Regarding Forward-Looking Statements

   This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Non-GAAP Measures

  The Company has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard.

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
As at the periods ended
(Prepared by Management; unaudited)
(In thousands of US dollars)

	September 30, 2005	December 31, 2004

Assets
Current
Cash and cash equivalents	$107,790	$87,054
Accounts receivable	161	1,177
Inventory (Note 3)	8,485	5,862
Advances and deposits	4,214	2,068
Income tax recoverable	1,363	-
	122,013	96,161

Capital
Property, plant and equipment (Note 4)	25,077	18,315
Assets under construction (Note 5)	92,748	12,085
Mineral properties (Note 6)	61,511	43,292
	179,336	73,692

Other
Restricted cash (Note 7)	30,815	-
Other assets (Note 8)	11,464	5,797
Future income tax assets	1,578	1,456
	$345,206	$177,106
Liabilities
Current
Accounts payable and accrued liabilities	$16,525	$7,225

Long Term
Notes payable (Note 9)	104,121	-
Asset retirement obligation (Note 10)	5,874	4,972
Future income tax liabilities	8,562	4,600
	135,082	16,797

Shareholders’ Equity
Capital stock
Authorized
Unlimited number of first preference shares without par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
165,338,348 common shares (December 31, 2004- 122,286,716
shares) (Note 11 i)	205,483	147,407
Share purchase warrants (Note 12)	3,740	10,864
Contributed surplus (Note 11 ii)	4,676	1,775

(Deficit) retained earnings	(3,775)	263
	210,124	160,309
	$345,206	$177,106

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the periods ended
(Prepared by Management; unaudited)
(In thousands of US dollars)

	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months )	Sept. 30, 2005 (9 months )	Sept. 30, 2004 (10 months )

Sales	$10,749	$8,827	$29,383	$32,446

Cost of sales	(7,453)	(4,670)	(20,952)	(17,433)

Depreciation, amortization and depletion	(1,732)	(1,293)	(4,570)	(4,337)

Accretion of asset retirement obligation (Note 10)	(94)	(80)	(258)	(353)

Mine operating earnings	1,470	2,784	3,603	10,323

Expenses

General and administrative	(2,243)	(1,552)	(6,314)	(5,222)
Foreign exchange gain	4,728	1,387	3,426	666
Stock-based compensation (Note 13)	(304)	(1,316)	(2,303)	(2,418)

Operating earnings (loss)	3,651	1,303	(1,588)	3,349

Investment and other business income	1,041	(51)	1,419	716

Earnings (loss) before income taxes	4,692	1,252	(169)	4,065

Income tax recovery (expense) (Note 14)
Current income tax recovery (expense)	532	(379)	(28)	(1,355)
Future income tax recovery(expense)	(1,978)	(867)	(3,841)	(92)
	(1,446)	(1,246)	(3,869)	(1,447)

Net earnings (loss)	3,246	6	(4,038)	2,618

(Deficit) retained earnings, beginning of period	(7,021)	(547)	263	(3,159)

Deficit, end of period	$(3,775)	$(541)	$(3,775)	$(541)

Basic and diluted earnings (loss) per share	$0.02	$0.00	$(0.03)	$0.03
Weighted average number of shares outstanding (in thousands)	144,069	95,817	129,654	94,660

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended
(Prepared by management; unaudited)
(In thousands of US dollars)

	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months )	Sept. 30, 2005 (9 Months )	Sept. 30, 2004 (10 months )
Operating Activities
Net earnings (loss) for the period	$3,246	$6	$(4,038)	$2,618
Asset retirement obligations realized (Note 10)	(77)	(43)	(201)	(155)
Items not involving cash
Services paid in common shares(adjustment)	-	-	-	(566)
Depreciation, amortization and depletion	1,732	1,293	4,570	4,337
Stock-based compensation (Note 13)	304	1,316	2,303	2,418
Future income taxes	1,978	867	3,841	92
Accretion of asset retirement obligation (Note 10)	94	80	258	353
Foreign exchange loss	(556)	350	-	36
Other	(254)	15	924	834

	6,467	3,884	7,657	9,967
Net change in non- cash working capital (Note 15 ii)	(3,024)	(868)	(2,629)	(1,601)

	3,443	3,016	5,028	8,366

Financing Activities
Issue of common shares and warrants for cash (net of issue costs)	48,561	-	50,177	20,142
Deferred financing charges	(1,352)	-	(3,533)	-
Proceeds from notes payable	-	-	100,000	-
Interest expense on convertible notes (adjustment)	-	-	-	37

	47,209	-	146,644	20,179

Investing Activities
Expenditures on mineral properties	(6,085)	(2,714)	(16,352)	(9,628)
Acquisition of property, plant and equipment	(1,924)	(2,135)	(4,187)	(2,654)
Expenditures on assets under construction	(42,986)	(1,040)	(78,183)	(6,405)

Increase in restricted cash	69,523	-	(30,815)	-
Business acquisition of Fazenda Brasileiro	-	-	-	(933)
Other	446	(819)	(1,399)	(1,219)

	18,974	(6,708)	(130,936)	(20,839)

Increase (decrease) in cash and cash equivalents	69,626	(3,692)	20,736	7,706
Cash and cash equivalents, beginning of Period	38,164	27,658	87,054	16,260

Cash and cash equivalents, end of Period	$107,790	$23,966	$107,790	$23,966

Cash and cash equivalents are comprised of the following
Cash	$16,397	$2,574	$16,397	$2,574
Bank term deposits	91,393	21,392	91,393	21,392
	$107,790	$23,966	$107,790	$23,966

Supplementary cash flow information (Note 15 i).

The accompanying notes are an integral part of the financial statements.

Note: In the opinion of management of Yamana, all adjustments of a normal recurring nature have been included in these financial statements to provide a fair statement of results for the periods presented. The results of those periods are not necessarily indicative of the results for the full year.

Yamana Gold Inc.
Notes to the Consolidated Financial Statements
(Prepared by management and unaudited)
For the three month and nine month periods ended September 30, 2005 (with comparatives as at December 31, 2004 and for the three month and ten month periods ended September 30, 2004)
(Tabular amounts in thousands of US dollars)

1.	Basis of presentation

The accompanying consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the preparation of interim financial statements and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These consolidated interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2.	Change in year end

The Company changed its year end from February 28/29 to December 31. As such, the third quarter for fiscal December 31, 2005 is for the three month period ended September 30, 2005 with comparative figures as at December 31, 2004 and for the three month period ended September 30, 2004. Below is a summary of the quarterly periods for the current fiscal year and comparative periods:

	For the Period Ending	Comparative Period Ending
Q1	March 31, 2005	February 29, 2004
Q2	June 30, 2005	June 30, 2004 (i)
Q3	September 30, 2005	September 30, 2004 (ii)
Q4	December 31, 2005	December 31, 2004 (iii)

(i)	Four month period; seven months year-to-date
(ii)	Three month period; ten months year-to-date
(iii)	Three month period; ten months year-to-date

3.	Inventory

	Sept. 30,	Dec. 31,
	2005	2004

Metal in circuit and
gold in process	$2,462	$2,729
Product inventories	3,291	996
Materials and supplies	2,732	2,137

	$8,485	$5,862

4.	Property, plant and equipment

		Sept. 30,		Dec. 31,
		2005		2004

		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Land	$1,147	$-	$1,147	$1,053
Buildings	12,088	2,588	9,500	6,439
Machinery and	13,606	2,797	10,809	7,306
Equipment
Vehicles	2,500	642	1,858	2,134
Furniture and
office
equipment	1,608	356	1,252	958
Computer equipment	677	166	511	425
and software

	$31,626	$6,549	$25,077	$18,315

5.	Assets under construction

	Sept. 30,	Dec. 31,
	2005	2004

Fazenda Nova (i)	$-	$6,949
São Francisco	48,580	1,915
Chapada (ii)	44,168	3,221

	$92,748	$12,085

Construction and preproduction revenues will be transferred to property, plant and equipment and mineral properties for each property upon commencement of commercial production.

(i)	The Fazenda Nova Mine commenced commercial production effective May 1, 2005.

(ii)	Net interest capitalized during the period was $2.2 million (December 31, 2004 - $Nil).

6.	Mineral properties

	Sept. 30,	Dec. 31,
	2005	2004

Fazenda Brasileiro (i)	$22,003	$13,158
Santa Elina (ii)	19,258	13,319
Chapada	14,480	11,523
Argentine properties (iii)	5,168	5,036
Other	602	256

	$61,511	43,292

(i) Fazenda Brasileiro
Balance is net of accumulated amortization in the amount of $4.4 million (December 31, 2004 - $2.8 million).

(ii) Santa Elina
Balance is net of accumulated amortization in the amount of $1.5 million (December 31, 2004 - $0.7 million).

(iii) Argentine properties
The Company received a third party offer to purchase the Argentine properties for consideration comprised of a combination of cash proceeds and an equity interest in the capital of the purchaser. In the event the transaction closes, the purchaser will pay Yamana $350,000 and deliver 8.0 million common shares in the capital of the purchaser and 4.0 million common share purchase warrants of the purchaser and provide additional consideration in late 2006. The Company does not expect to record a significant gain or loss upon the conclusion of this transaction, which is still subject to the completion of due diligence and documentation.

7.	Restricted cash

Restricted cash consists of funds held in escrow advanced under the loan facility for the development and construction of the Chapada copper-gold project and interest earned on those funds. During the period, $70 million of the total loan proceeds of $100 million were released from escrow and the remaining $30 million was released subsequent to the period end. Interest earned on the balance held in escrow is credited to assets under construction.

8.	Other assets

	Sept. 30,	Dec. 31,
	2005	2004

Deferred financing charges (i)	$8,724	$5,191
Deferred equity issue costs (ii)	198	-
Long term tax credits (iii)	1,924	-
Other	618	606

	$11,464	$5,797

(i)
Deferred financing charges relate to a $100 million debt financing for the development of the Chapada copper-gold project. Financing charges are amortized over the life of the loan as of the funding date April 29, 2005. Amortization is capitalized to property development costs. Balance is net of accumulated amortization of $613,000 (December 31, 2004 - $Nil).

(ii)
Deferred equity issue costs consist of expenses relating to the closing of a public offering on October 5, 2005 resulting in the issuance of 26 million common shares. These costs will be netted against the proceeds from the equity financing.

(iii)	Long term tax credits consist of Brazilian sales taxes which may be recoverable against other taxes payable.

9.	Notes payable

The notes payable consist of $100 million for the development and construction of the Chapada copper-gold project plus accrued interest of $4.1 million of which $1.5 million has been capitalized to the loan balance. The Company drew down the full $100 million under the loan facility on April 29, 2005. The secured notes are for a term of six years and bear interest at an annual rate of 12.45%. Principal is repayable upon maturity of the notes. The Company has elected to defer interest payments for the first two years. The loan proceeds were held in an escrow account for the benefit of the Company pending perfection and registration of security. During the period, $70 million of the loan proceeds were released from escrow and subsequent to the period end, the remaining $30 million was released and the Company paid accrued interest and financing fees in the amount of $2.1 million.

10.	Asset retirement obligation

The asset retirement obligation relating to reclamation and closure costs relates primarily to the Fazenda Brasileiro Mine, the São Vicente project and the Fazenda Nova Mine and is calculated as the net present value of estimated future cash flows required to satisfy the obligation at a discount rate of 7%. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligation:
	Sept. 30,	Dec. 31,
	2005	2004

Opening balance	$4,972	$4,943
Accretion incurred in the current period	258	364
Accretion incurred during pre-operating
activities at Fazenda Nova	7	-
Liabilities accrued (reduction)	-	(429)
Foreign exchange loss and other	845	331
Expenditures during the current period	(201)	(237)

	$5,874	$4,972

11.	Capital stock

(i) Common shares issued and outstanding:

	Number of
	Common Shares	Amount

Balance as at December 31, 2004	122,287	$147,407
Exercise of options and share
appreciation rights (1)	1,281	1,972
Shares issued pursuant to an early
exercise of publicly traded warrants
net of costs (2)	41,286	55,938
Shares issued pursuant to an exchange
of publicly traded warrants (2)	476	131
Shares issued on the exercise of warrants	8	35

Balance as at September 30, 2005	165,338	$205,483

(1)
The Company issued 1.3 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $1.6 million. Previously recognized compensation expense in the amount of $0.3 million on options exercised during the period was charged to share capital with a corresponding decrease to contributed surplus.

(2)
As of July 29, 2005, the Company effected an amendment of the terms of its 40,567,656 publicly traded warrants, each of which were exercisable at C$1.50 per common share and expiring July 31, 2008, that entitled warrant holders to receive an additional 0.0356 of a common share upon the exercise of their warrants during a 30-day voluntary early exercise period that expired August 29, 2005. An aggregate of 41,285,875 common shares were issued for net proceeds of $48.5 million pursuant to the early exercise of the warrants. An additional 476,198 common shares were issued pursuant to the automatic exchange of the remaining 701,021 warrants subsequent to closing of the early exercise period, without payment of the exercise price or any additional consideration.

(ii) Contributed surplus

	Sept. 30,	Dec. 31,
	2005	2004
	(9 months)	(10 months)
Balance as at beginning of period	$1,775	$633

Transfer of stock based
compensation on the
exercise of stock option
and share appreciation
rights	(324)	(25)
Expired warrants	927

Stock based compensation
on options granted	2,298	1,167

Balance as at end of period	$4,676	$1,775

12.	Share purchase warrants

As at September 30, 2005 there were 5.3 million (December 31, 2004 - 43.4 million) share purchase warrants outstanding with an average exercise price of Cdn$4.43 (December 31, 2004 - Cdn$1.78) and an average outstanding life of 4.12 years (December 31, 2004 - 3.65 years).

As of July 29, 2005, the Company effected an amendment of the terms of its 40,567,656 publicly traded warrants, each of which were exercisable at C$1.50 per common share and expiring July 31, 2008, that entitled warrant holders to receive an additional 0.0356 of a common share upon the exercise of their warrants during a 30-day voluntary early exercise period that expired August 29, 2005. A total of 39,866,635 warrants were exercised during the exercise period. Upon the expiry of the voluntary exercise period, the remaining 701,021 warrants were exchanged, without payment of the exercise price or any additional consideration, for 476,198 common shares.

13.	Stock options

The following is a summary of the issued stock options to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period:
	Sept. 30, 2005 (9 months)			Dec. 31, 2004 (10 months)

	Number of Options	Weighted Average Exercise Price (Cdn$	)	Number of Options	Weighted Average Exercise Price (Cdn$	)

Outstanding, beginning of period	6,660	$2.04		5,453	$1.73
Issued	2,785	3.78		1,250	3.38

Exercised	(1,485)	1.97		(41)	2.25
Expired and cancelled	(6)	2.93		(2)	2.93

Outstanding, end of period	7,954	$2.67		6,660	$2.04

Exercisable	7,954	$2.67		6,535	$2.03

The Company has expensed the value of share purchase options granted to employees during the nine month period ended September 30, 2005 as compensation expense in the amount of $2.4 million with a corresponding increase in contributed surplus. The share purchase options were recorded using the fair value based method of accounting which was estimated at the time of grant using the Black-Scholes option pricing model with the following assumptions:

	Sept. 30,	Sept. 30,
	2005	2004
	(9 months)	(10 months )

Dividend yield	0%	0%
Expected volatility	34%	35%-40%
Risk-free interest rate	3.4%	3.5%
Expected life	3 years	3 years
Forfeitures	Nil	Nil

14.	Income taxes

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the period end consolidated financial statements:

	Period ended		Fiscal year-to-date
	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months )	Sept. 30, 2005 (9 months )	Sept. 30, 2004 (10 months )
Earnings (loss) before income taxes	$4,692	$1,252	$(169)	$4,065
Statutory rate	36.12%	38.00%	36.12%	38.00%
Expected income tax expense (recovery)	$1,695	$476	$(61)	$1,545
Effect of lower effective tax rates in foreign jurisdictions	(1,346)	(321)	(1,306)	(1,084)
Unrecognized (recognized) tax benefits in Canada and United States	(957)	200	(723)	816
Non-taxable items	(913)	891	(17)	170
Foreign exchange on inter-corporate debt	3,679	-	5,972	-
Other	(712)	-	4	-

Income tax expense	$1,446	$1,246	$3,869	$1,447

Current income tax recovery (expense)	532	(379)	(28)	(1,355)

Future income tax (expense) recovery	$(1,978)	$(867)	$(3,841)	$(92)

15.	Supplementary cash flow information

(i) Supplementary information regarding other non-cash transactions

	Period ended			Fiscal year-to-date
	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months	)	Sept. 30, 2005 (9 months )	Sept. 30, 2004 (10 months )
Financing Activities
Common shares issued on the exercise of stock options and share appreciation rights	$65	$-		$324	$2
Transfer of contributed surplus on the issue of stock options and share appreciation rights	$(65)	$-		$(324)	$(2)
Expired warrants	$(927)	$-		$(927)	$-
Increase in contributed surplus on the expiry of warrants	$927	$-		$927	$-
Issue of common shares to management	$-	$1,021		$-	$1,021
Stock-based compensation recognized on the issue of common shares to management	$-	$(1,021)		$-	$(1,021)
Interest expense accrued on loan facility	$2,641	$-		$4,121	$-
Amortization of deferred financing fees	$376	$-		$613	$-
Investing Activities
Accrued interest capitalized to assets under construction	$(2,641)	$-		$(4,121)	$-
Amortization of deferred financing fees capitalized to assets under construction	$(376)	$-		$(613)	$-

(ii) Net change in non-cash working capital

	Period ended		Fiscal year-to-date
	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months )	Sept. 30, 2005 (9 months )	Sept. 30, 2004 (10 months )
Net decrease (increase) in
Accounts receivable	$1,468	$(898)	$1,016	$(1,210)
Inventory	(1,188)	(1,694)	(2,623)	(750)
Advances and deposits	(1,382)	34	(2,147)	(1,382)
Income tax recoverable	(946)	(982)	(1,363)	(982)
Net increase (decrease) in
Accounts payable and accrued liabilities	(1,309)	2,672	9,298	2,723
Less: Accounts payable relating to assets under construction	333	-	(6,810)	-

	$(3,024)	$(868)	$(2,629)	$(1,601)

16.	Segmented information

The Company considers its business to consist of three geographical segments primarily in Brazil, Argentina and corporate head office in Canada.

(i) Capital assets referred to below consist of land, buildings and equipment and mineral properties.

	Sept. 30,	Dec. 31,
	2005	2004

Mineral properties, assets under
construction and property,
plant and equipment

Brazil	$173,639	$68,163
Argentina	5,520	5,413
Corporate	177	116

	$179,336	$73,692

(ii)
	Period ended			Fiscal year-to-date
	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months	)	Sept. 30, 2005 (9 months	)	Sept. 30, 2004 (10 months	)
Mine Revenues
Brazil	$10,749	$8,827		$29,383		$32,446

17.	Related party transactions

The Company had the following transactions with related parties:

	Period ended			Fiscal year-to-date
	Sept. 30, 2005 (3 months)	Sept. 30, 2004 (3 months	)	Sept. 30, 2005 (9 months	)	Sept. 30, 2004 (10 months	)
Directors fees (i)	$38	$36		$161		$155

(i) Included in accounts payable and accrued liabilities is $39,400 (Dec 31, 2004 - $39,100) in this regard.

These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties based on their estimate of fair market value.

18.  Contractual commitments

Year	2005	2006	2007	2008	2009

Office leases	$83	$332	$288	$152	$-
Mine operating and
service contracts	4,093	6,540	1,148	-	-
Chapada construction
service contracts	30,905	35,817	1,320	289
São Francisco construction
service contracts	7,129	900	-	-	-

	$42,210	$43,589	$2,756	$441	$-

19. Subsequent Events

(i)	On October 5, 2005, the Company completed a public offering for 26 million common shares at a price of C$5.00 per share for net proceeds of $110.9 million.

(ii)
Subsequent to the period end, the Company implemented a copper hedging program that provides a forward price of $1.37 per pound of copper for a total of 50.2 million pounds of copper in 2007, representing approximately one half of planned copper production for that year. The program includes long call options at an average strike price of approximately $1.67 per pound of copper thereby providing further upside in the event that copper prices exceed that threshold level. No cash has been paid for the call options as the price has been deducted from the hedge price, providing a net hedge price of $1.27 per pound. The program requires no cash margin, collateral or other security from the Company.

(iii)	Subsequent to the period end, the Company purchased a portfolio investment in the amount of $2.3 million.

20. Contingency

During the period, a sales tax audit was completed by Brazilian state tax authorities which could result in a liability or a potential loss of recoverable Brazilian sales tax credits that have been recorded as receivables as at September 30, 2005 of approximately $1.7 million including penalties. The Company has not recorded an accrual at September 30, 2005 as it is the Company’s view that the total amount of sales tax credits is recoverable. The Company is currently undergoing an appeal process and while it is not possible to determine the ultimate outcome of such process at this time, the Company believes that the ultimate resolution will not have a material effect on the Company’s financial condition or results of operation.

21. Comparative figures

Certain of prior years’ figures have been restated to conform with current period’s presentation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: November 7, 2005	/s/ Charles Main
Name: Charles Main
Title: CFO